Exhibit 99.1

PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE October 21, 2014
CANADIAN ZINC REPORTS HIGH GRADE MASSIVE SULPHIDE DRILL INTERCEPTS FROM LONG LAKE VMS PROJECT, NEWFOUNDLAND • Drill Moved to Lemarchant Deposit, South Tally Pond VMS Project, Newfoundland

Vancouver, British Columbia, October 21, 2014 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to provide an update on the 2014 summer diamond drill program on its wholly-owned Long Lake copper-lead-zinc-silver-gold volcanogenic massive sulphide (“VMS”) project in central Newfoundland.

The 2014 drilling program at the Long Lake project was successful in extending the copper-lead-zinc massive sulphide mineralization of the Long Lake deposit both up- and down-dip and along strike. Highlights include:

•	Drillhole LL14-50 intersected 25.50% zinc, 5.90% lead, 1.29% copper, 189.7 g/t silver and 1.87 g/t gold over 1.20 metres (core length) from 42.2 to 43.4 metres downhole.

•	Drillhole LL14-51 intersected 10.81% zinc, 1.99% lead, 1.59% copper, 86.95 g/t silver and 1.39 g/t gold over 2.25 metres (core length) at 175 metres below surface.

•	Drillhole LL14-52 intersected 19.56% zinc, 6.59% lead, 1.29% copper, 131.42 g/t silver and 1.85 g/t gold over 1.10 metres (core length) 75 metres down-dip of LL14-51.

A total of 11 drillholes (2,712 metres) was completed at the Long Lake Main Zone VMS deposit. The Main Zone deposit is a steep, north dipping, barite-rich horizon of semi-massive to massive sulphides consisting of pyrite, sphalerite, chalcopyrite, and galena mineralization. The sulphides are underlain by altered felsic volcanic rocks (footwall) with disseminated to stringer pyrite with base metals. Ten of the eleven drill holes intersected the mineralized horizon between approximately 50 and 350 metres vertical depth.

The Long Lake Main Zone deposit comprises an Indicated Mineral Resource of 0.48 million tonnes grading 7.8% zinc, 1.6% lead, 0.97% copper, 49 g/t silver and 0.57 g/t gold plus an additional Inferred Mineral Resource of 78,000 tonnes grading 5.7% zinc, 1.2% lead, 0.7% copper, 34 g/t silver and 0.48 g/t gold (SRK, 2012).

“The 2014 drill program has successfully extended the mineralized horizon in all directions. The high grade Long Lake Main Zone deposit is hosted in a highly attenuated, altered felsic volcanic sequence that is interpreted to occur along the north limb of a tight fold structure. The potential for structural thickening of the mineralization in the fold hinges and repetition of the deposit horizon in the south limb is considered to be excellent”, said Michael Vande Guchte, Vice President, Canadian Zinc.

Drillholes LL14-44 to LL14-46 targeted the eastern extension to the Main Zone at depths of 110 to 200 metres below surface. Semi-massive mineralization intersected in the three drillholes appears to increase with depth (LL14-46). The Main Zone remains open along strike to the east and at depth.

Drillholes LL14-48 and LL14-49, located approximately 180 metres apart, targeted the down-dip extension to the Main Zone deposit at 350 metre vertical depth. Both drill holes intersect the Main Zone mineralization at depth, which appears to thicken in the more western drillhole (LL14-49). The deposit remains open down-dip.

Drillholes LL14-47 and LL14-50, located 150 metres apart, targeted the up-dip extension to the Main Zone deposit at approximately 50 metres vertical depth. Both drill holes intersect the Main Zone mineralization with significantly higher grades in LL14-50. The deposit remains open up-dip.

Drillholes LL14-51 to LL14-53 targeted the western extension to the Main Zone deposit at depths of 110 to 200 metres below surface. Semi-massive to massive sulphides were intersected in all three drillholes and show a marked increase in copper-lead-zinc-silver and gold grades to the west and to depth (LL14-52). The deposit remains open along strike to the west and to depth.

Drillhole LL14-54, sited approximately 300 metres west of the Main Zone deposit, was drilled as a step out testing for the western extension to the Main Zone. The presence of a north-northeast trending fault appears to have displaced the mineralization to the north. A summary of the Long Lake drill results is provided below with maps and sections available on the Canadian Zinc website: www.canadianzinc.com.

Hole ID	Section	From (m)	To (m)	Length* (m)	Cu (%)	Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)
LL14-44	9150E	157.80	161.80	4.00	0.15	0.07	2.09	2.50	0.10
LL14-45	9150E	117.50	130.15	12.65	0.07	0.07	1.04	2.88	0.08
includes		127.50	130.15	2.65	0.07	0.20	1.18	5.94	0.14
LL14-46	9150E	130.15	131.15	1.00	0.36	0.40	2.65	6.60	0.47
includes		205.50	207.00	1.50	0.22	1.54	3.83	32.03	0.61
LL14-47	9050E	80.70	81.20	0.50	0.57	0.06	5.02	20.50	0.30
LL14-48	9100E	426.00	429.00	3.00	1.49	0.00	2.02	10.97	0.66
LL14-49	8950E	392.10	403.10	11.00	0.23	0.26	1.85	4.11	0.23
includes		392.10	396.10	4.00	0.35	0.46	2.42	4.49	0.24
		396.10	396.60	0.50	0.85	1.26	9.50	9.60	0.71
LL14-50	8950E	42.20	43.40	1.20	1.29	5.90	25.50	189.70	1.87
LL14-51	8850E	180.06	182.31	2.25	1.59	1.99	10.81	86.95	1.39
LL14-52	8850E	212.72	213.82	1.10	1.29	6.59	19.56	131.42	1.85
LL14-53	8850E	132.35	133.82	1.47	0.11	0.82	2.26	8.90	0.04
LL14-54	8600E				No significant assays
* All intervals are core length; true thickness estimated to be 65% of core length

The Long Lake project is one of three major VMS projects, each with defined deposits, being explored by Canadian Zinc on its extensive land package in central Newfoundland. In the summer 2014 program 28 drillholes with a total of 8,000 metres have been completed at the Tulks South and Long Lake projects.

Thirteen drillholes (4,060 metres) tested the Boomerang-Domino deposits and Baxter Pond alteration zone at Tulks South (see news release dated September 11, 2014). Eleven holes (2,712 metres), reported in this news release, were drilled on Long Lake. Four drillholes (1,377 metres) were recently completed on the Tulks East deposit at (Tulks South) and assay results are pending.

The drill has been moved to the South Tally Pond VMS project where a 1,500 metre drill program will be completed to further evaluate the Northwest zone at the Lemarchant deposit. Drilling is expected to be completed by mid-November.

Canadian Zinc is incorporating the new data from the successful 2014 drill programs at Tulks South and Long Lake projects into their respective geological models and planning for follow-up programs in 2015. Future drilling will continue to target the expansion of the Boomerang-Domino deposit, the Tulks East deposit and the Long Lake Main Zone deposit, all of which remain open, and the surrounding priority target areas.

Canadian Zinc and its 100%-owned subsidiary, Messina Minerals Inc., would like to recognize the Government of Newfoundland and Labrador for its continued support of the Tulks South project through a financial contribution from the Government’s Junior Exploration Assistance Program.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol “CZN”. The Company’s key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories.

Canadian Zinc also owns an extensive land package in central Newfoundland that it is exploring for copper-lead-zinc-silver-gold deposits. Key projects include:

South Tally Pond project - Lemarchant deposit; Indicated Mineral Resource of 1.24 million tonnes grading 5.38% zinc, 0.58% copper, 1.19% lead, 1.01 g/t gold and 59.17 g/t silver plus an additional Inferred Mineral Resource of 1.34 million tonnes grading 3.70% zinc, 0.41% copper, 0.86% lead, 1.00 g/t gold and 50.41 g/t silver (Giroux Consultants 2012);

Tulks South project - Boomerang-Domino deposit: Indicated Mineral Resource of 1.36 million tonnes grading 7.1% zinc, 3.0% lead, 0.5% copper, 110 g/t silver and 1.7 g/t gold plus an additional Inferred Mineral Resource of 0.69 million tonnes grading 6.5% zinc, 2.8% lead, 0.4% copper, 95 g/t silver and 1.0 g/t gold (Snowdon 2007); and

Long Lake project - Long Lake deposit: Indicated Mineral Resource of 0.48 million tonnes grading 7.8% zinc, 1.6% lead, 0.97% copper, 49 g/t silver and 0.57 g/t gold plus an additional Inferred Mineral Resource of 78,000 tonnes grading 5.7% zinc, 1.2% lead, 0.7% copper, 34 g/t silver and 0.48 g/t gold (SRK, 2012).

The Company’s exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a single deposit, similar to the past-producing mine at Buchans or the Duck Pond mine, or a number of smaller deposits that could be processed in a central milling facility.

For further information contact:

Alan B. Taylor	Michael Vande Guchte	Steve Dawson
Vice President Exploration & Chief Operating Officer	Vice President Canadian Zinc	Vice President Corporate Development
(604) 688-2001	(604) 688-2001	(416) 203-1418
Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	220 Bay Street, Suite 700 Toronto, ON M5J 2W4 Fax: (416) 368-5344
E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Quality Assurance and Quality Control

Drillhole intervals are core length with true thickness estimated to be 65% of core length. Samples were analyzed for Cu, Pb, Zn, Ag and Au at Eastern Analytical Labs in Springdale, NL from sawn NQ-sized half core sections. Data quality is monitored through the insertion of control samples consisting of one prepared base and precious metal standard and one blank sample for every 20 samples of drill core. All control samples conformed to the accepted contained grades of base and precious metals. Select samples pulps were shipped to ALS Chemex in North Vancouver, BC for 33-element ICP analysis for further check assays of significant base and precious metal bearing samples.

Michael J. Vande Guchte, P.Geo., Vice President Canadian Zinc Corporation, is responsible for the Tulks South and Long Lake exploration programs, and is a Qualified Person as defined by NI 43-101 and has reviewed and has approved the contents of this news release.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

To view the map associated with this release, please visit the following link: http://media3.marketwire.com/docs/973953.pdf